SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 1
_________________

GLOBAL SOURCES LTD. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G 39300 101
(CUSIP Number of Class of Securities)

Chan Hoi Ching
Company Secretary
Global Sources Ltd.
22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong
 (852) 2555 4840
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James J. Clark, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	James Bodi, Esq. Appleby Canon’s Court 22 Victoria Street Hamilton, HM 12 Bermuda (441) 295-2244

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$50,000,000	$0.00***

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 6,250,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $8.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission, equals $39.30 per million of the value of the transaction.

***
Global Sources Ltd. previously paid a registration fee of $38,010 with respect to securities that were previously registered pursuant to the registrant’s prior registration statement on Form F-3, (SEC file no. 333-114411), filed on April 12, 2004, of which $21,088.65 remaining available fees carried over pursuant to Rule 0-11(a)(2) of the Securities Act and has been applied against the filing fee of $1,965.00 due in connection with the filing of this schedule hereunder.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,010	Filing Party: Global Sources Ltd.
Form or Registration No.: 333-114411	Date Filed: April 12, 2004

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the

[ ]	statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 21, 2008 (the “Schedule TO”), by Global Sources Ltd., a Bermuda company (the “Company” or “Global Sources”), relating to the offer by the Company to purchase for cash up to 6,250,000 shares of its common shares, par value $0.01 per share (the “Shares”) at a price of $8.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”). This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e−4(c)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Global Sources Team Members (as referred to below) are employees who have Global Sources shares held in trust by Appleby Services (Bermuda) Ltd.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit that was delivered to Global Sources Team Members:
(a)(5)(D) Form of Email to Global Sources Team Members dated November 25, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL SOURCES LTD.

By: /s/ Eddie Heng
Name: Eddie Heng
Title: Director and Chief Financial Officer

Dated: November 25, 2008

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated November 21, 2008.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 21, 2008.
(a)(1)(E)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, November 21, 2008.
(a)(5)(A)	Press release, dated November 13, 2008 (incorporated by reference to Schedule TO-C filed November 18, 2008).
(a)(5)(B)*	Press release, dated November 21, 2008.
(a)(5)(C)*	Summary of Terms.
(a)(5)(D)**	Form of Email to Global Sources Team Members, dated November 25, 2008.
(d)(1)
Purchase Agreement, dated as of November 27, 2003, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 1, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).

(d)(2)
Security Agreement dated as of November 27, 2003, Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 2, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).

(d)(3)
Share Purchase Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 3 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(4)
Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 4 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(5)
Letter amendment dated as of November 11, 2008, between Merle A. Hinrichs and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 5 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(6)	The Global Sources Ltd. Director Purchase Plan (as of 5 November 2005) (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(7)	The Global Sources Equity Compensation (2007) Master Plan (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(8)	The Global Sources Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(9)	The Global Sources Retention Share Grant Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(10)	The Global Sources Employee Equity Compensation Plan No. V (Amended) (incorporated by reference to Form S-8 filed on April 10, 2003) (File No. 333-104426).
* Previously filed with the Schedule TO on November 21, 2008.

** Filed herewith.

Exhibit (a)(5)(D)

Dear Team Member,

As you will see from the attached press release dated 21 November 2008, Global Sources Ltd. (“Global Sources” or “Company”) has announced the commencement of a Tender Offer to purchase 6.25 million of its outstanding common shares at a price of US$8.00 per share.

This Tender Offer applies to all Global Sources shareholders, including Global Sources Team Members who have Global Sources shares held in trust by Appleby Services (Bermuda) Ltd. (“Trustee”).

The Tender Offer will expire on December 19, 2008, at 12:00 Midnight, New York City time, unless Global Sources extends it (such time and date, as it may be extended, will hereinafter be referred to as the “Expiration Date”). The Trustee needs to respond to the Tender Offer by the Expiration Date. Please advise Pinky Escano by email at pescano@globalsources.com, in advance of the Expiration Date, whether and to what extent you wish to tender your shares held in trust by the Trustee. We will then convey your instructions to the Trustee. Please let Pinky know as early as possible, so that there is sufficient time for her to inform the Trustee, and for the Trustee to tender your shares on your behalf on time.

None of the Company, its Board of Directors or the Trustee makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares.

If more than 6.25 million shares are properly tendered and not properly withdrawn, Global Sources will purchase all shares tendered on a pro rata basis.

Global Sources will pay the purchase price, net to the Trustee in US$ cash, without interest, for the shares it purchases, promptly after the expiration of the Tender Offer and the acceptance of the shares for payment. The Trustee will then distribute the payment to you. In the event of proration, Global Sources will determine the proration factor and pay for those tendered shares accepted for payment, as soon as practicable after the Expiration Date.

The Tender Offer documents are available for free in our Investor Relations website and at the US Securities and Exchange Commission website at http://www.sec.gov. Please read them carefully. In particular, the Summary of Terms contains some useful questions and answers about this Tender Offer. If, however, you still have any questions about the Tender Offer, please call Georgeson Inc., the Information Agent for the Tender Offer. If you are in the United States, you can contact Georgeson Inc. at (1-866) 295-4321; or if you are outside of the United States, you can contact Georgeson Inc. at (1-212) 806-6859.

Regards,

Philip Chatting
Vice President, Corporate HR
philipc@globalsources.com
22/F Vita Tower, 29 Wong Chuk Hang Road, Hong Kong
Tel: (852) 2555 4752; Fax: (852) 2814 9695

Global Sources (NASDAQ-GS: GSOL)
Source of international trade success
Online · Magazines · Trade Shows · Direct Sales
www.corporate.globalsources.com
www.investor.globalsources.com

To           :  HR Department, Hong  Kong

Date        :  25 November 2008

Re            : Tender Offer

I wish to participate in the company’s tender offer. I understand that this participation is voluntary and that Global Sources neither recommends nor advises for or against this participation.

I want to sell _________________ of my Global Sources vested shares that are held in Trust.

Name       :________________________

Signature: ________________________

Date         : ________________________

To send:

Scan and e-mail to Pinky Escano at pescano@globalsources.com

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Investor Relations Department

Tel: (852) 2555-5021	Tel: (852) 2555-4777

e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Kirsten Chapman & Timothy Dien

Tel: (1-480) 664 8309	Lippert/Heilshorn & Associates, Inc.

e-mail: strachan@globalsources.com	Tel: (1-415) 433-3777 e-mail: tdien@lhai.com

Global Sources Commences Tender Offer

HONG KONG, Nov. 21, 2008 – Global Sources Ltd. (NASDAQ: GSOL) has commenced with its cash tender offer for up to 6,250,000 of its common shares at $8 per share or up to $50,000,000 as previously announced on November 13, 2008. As of November 1, 2008, there were 46,703,494 shares of the Company’s common shares issued and outstanding. The shares that the Company is offering to purchase represent approximately 13.4% of the total number of issued and outstanding shares of the Company’s common shares. The tender offer is not conditioned upon any minimum number of shares being tendered or the availability of any financing. It is, however, subject to certain other conditions set forth in the Offer to Purchase.

The tender offer is expected to expire at midnight, Eastern Time, on December 19, 2008, unless the tender offer is extended or earlier terminated by the Company.

The Company’s Board of Directors has approved the tender offer. However, neither the Company’s Management, its Board of Directors, the Depositary nor the Information Agent make any recommendation to any shareholder as to whether to tender or refrain from tendering any shares. The Company has not authorized any person to make any recommendation.

Georgeson Inc. will serve as the information agent for the tender offer. Banks and brokers can contact Georgeson Inc. by calling them at:  (1-212) 440-9800.  U.S. shareholders can contact Georgeson Inc. by calling them at:  (1-866) 295-4321.  Non-U.S. shareholders can contact Georgeson Inc. by calling them at:   (1-212) 806-6859.

THIS PRESS RELEASE CONSTITUTES NEITHER AN OFFER TO BUY NOR THE SOLICITATION OF AN OFFER TO SELL SHARES. THE SOLICITATION AND THE OFFER TO BUY GLOBAL SOURCES’ COMMON SHARES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS WILL BE ABLE TO OBTAIN FOR FREE THE OFFER TO PURCHASE AND OTHER FILED DOCUMENTS AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. ONCE AVAILABLE.

Shareholders should read carefully the information in the Offer to Purchase and in the Letter of Transmittal as they include various terms and conditions of the tender offer and should consult their own investment and tax advisors.  Shareholders will be able to obtain for free the offer to purchase and other filed documents at the SEC's website at http://www.sec.gov .  Once available, these documents may also be obtained for free in the investor relations section of Global Sources' website at http://www.globalsources.com .

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 753,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.3 million products and more than 196,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and 9 specialized trade shows which run 27 times a year across eight cities.

Suppliers receive more than 43 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 37 years. Global Sources' network covers more than 69 cities worldwide. In mainland China, Global Sources has over 2,800 team members in more than 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

FORWARD-LOOKING STATEMENTS

This press release contain certain “forward-looking statements” with respect to Global Sources.  These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable.  These statements also relate to our future prospects, developments and business strategies.  These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “will” and similar terms and phrases, including references to assumptions.  These forward-looking statements, including current trend information, projections for future business activities and other trend projections, involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in the Offer to Purchase.

These risks, uncertainties and other matters can be found in Global Sources Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.  Except as required by law, we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

The information contained in this press release is a statement of our present intention, beliefs or expectations and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and their and our assumptions.  We may change our or their intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in our or their assumptions or otherwise.